

Mail Stop 7010

November 30, 2007

<u>via U.S. mail and facsimile</u>

Bruce W. Wilkinson, Chief Executive Officer
McDermott International, Inc.
777 N. Eldridge Pkwy.
Houston, Texas 77079

       RE: McDermott International, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              File No. 1-8430

Dear Mr. Wilkinson:

       We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1. We note your change in accountants from PricewaterhouseCoopers LLP to Deloitte & Touche, LLP. Tell us why you believe the disclosures required by Item 304 of Regulation S-K are not required.

Item 1. Business, page 1

2. We note you present operating income by segment in the Business section of your filing. This presentation in any context other than the SFAS 131 required reconciliation in the footnotes to the consolidated financial statements is considered a non-GAAP financial measure. Please revise future filings to exclude operating income by segment. See Question 21 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures".

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

3. Your results of operations, as well as the results of operations discussion included in your Form 10-Q's, discusses two or more factors that contributed to year over year changes in line items, however your discussion should also quantify each of the factors. In this regard, you disclose that Offshore Oil and Gas revenues increased due to increased activities in the Middle East region offset by a decrease in fabrication activities. Your disclosure should further explain the nature of the "activities" and quantify each of the factors that contributed to the year over year increase. Refer to FRR No. 36 – 501.04.

Liquidity and Capital Resources, page 42

4. We note from your disclosure on page 13 that five of the eight contracts to supply supercritical, coal-fired boilers and selective catalytic reduction systems as part of TXU Corp's solid-fuel power generation program have been suspended. Please tell us and disclose, in future filings, the impact, if any, management expects the suspension of these contracts and/or the continuation of the remaining three units to have on liquidity and operating results in future periods.   Refer to Item 303(a) of Regulation S-K.

    Further tell us whether or not the Company has been reimbursed in full for the suspension of the five units by TXU and whether or not the Company anticipates any further exposure with regards to these units. It appears that you have recognized approximately $260 million in revenue during the six months ended

> June 30, 2007. Tell us what this revenue relates to and your basis in the accounting literature for recognizing the revenue.

5. In your discussion of liquidity you disclose amounts for borrowings and letters of credit. In future filings please also disclose the amounts available under each instrument, to provide investors with some insight as to whether you have access to additional cash resources to fund operations if the need should arise.

6. In future filings, please disclose the specific material financial covenants for the various credit facilities discussed throughout this section.

Consolidated Statements of Income, page 54

7. We note that you present Equity in Income from Investees as a component of operating income rather than in other income (expense). Please tell us why you believe your presentation is more appropriate. Refer to Rule 5-03(b)(13) of Regulation S-X for guidance

Note 10 – Contingencies and Commitments, page 86

Citgo Litigation and Settlement, page 88

8. Please tell us and disclose in future filings the gross amount of your probable loss contingency you believe is probable and estimable separate from any potential gain contingency as of December 31, 2006 related to the Citgo litigation and settlement. We remind you that an accrual for this loss contingency is required under SFAS 5 and is to be determined independently from any potential gain contingency from insurance recoveries you believe is probable.

Other, page 90

9. We note your disclosure that one of B&W's Canadian subsidiaries has received notice of a possible warranty claim on one of its projects and at this time, B&W's subsidiary is analyzing the facts and circumstances surrounding this issue. We further note that the status and related disclosure has not changed since your 2005 Form 10-K. Please tell us and disclose the status of this possible claim and whether or not you have recorded a provision in your warranty accrual for this claim. In this regard we note that the warranty provision of $32.4 million recorded in 2006. To the extent the warranty provision recorded in 2006 provision does not relate to this claim, tell us why the provision was so significant.

Note 12 – Risks and Uncertainties, page 91

10. With regards to the $28 million note receivable due from the joint venture in
    Mexico, please tell us how you determined that this receivable, which has been
    outstanding since 2004, is collectible and a write off is not necessary.

Form 10-K/A for the Year Ended December 31, 2006

Schedule I

11. We note the inclusion of your Schedule I which is typically filed when the
    restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated
    net assets as of the end of the most recently completed fiscal year. Please tell us
    where you have included the disclosures required by Rule 4-08(e)(3). To the
    extent you have not included this information, please revise future filings to
    describe the nature of any restrictions on the ability of consolidated subsidiaries
    and unconsolidated subsidiaries to transfer funds to the parent company in the
    form of cash dividends, loans or advances (i.e., borrowing arrangements,
    regulatory restraints, foreign government, etc.) and disclose separately the
    amounts of such restricted net assets for unconsolidated subsidiaries and
    consolidated subsidiaries as of the end of the most recently completed fiscal year.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Note 3 Income Taxes, page 10

12.   We note your disclosure regarding the $70 million of unrecognized income tax
       benefits as well as accrued interest and penalties of $27 million. Please revise
       future filings to clarify where you have classified these items on your balance
       sheet and tell us how your classification complies with paragraph 17 of FIN 48.

       Further tell us how you have considered the sufficiency of your contractual
       obligation table in your Form 10-K in light of these unrecognized tax benefits.
       Note that a narrative disclosure should be provided for any material effects of FIN
       48 liabilities on the prior year end table of contractual obligations based on
       Instruction 7 to Regulation S-K Item 303(b) in your interim periods. Please revise
       future filings accordingly.

                                    *   *   *   *

       As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your

responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief